Hennessy Capital Acquisition Corp. IV

3485 N. Pines Way, Suite 110

Wilson, Wyoming 83014

(307) 734-7879

October 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Hennessy Capital Acquisition Corp. IV

Draft Registration Statement on Form S-1

Submitted September 18, 2018

CIK No. 0001750153

Dear Ms. Yale:

Hennessy Capital Acquisition Corp. IV (the “Company,” “Hennessy Capital,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated October 15, 2018 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form S-1

Cover page

1.	With reference to your disclosures on page 2, please revise the first paragraph to identify the business sector and size of the business opportunity you intend to target.

We have revised the cover page of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 22, 2018

2.	In light of your disclosure on page 51 concerning the non-binding nature of the Nomura forward purchase agreement, it is not clear how this agreement is one of the most significant aspects of the offering and why it should be highlighted on the cover page. To the extent that you include disclosure on the cover page to highlight conflicts of interest with your lead underwriter, then revise to focus your cover page disclosure on the conflicts, including, as applicable:

●	the applicable ownership threshold that FINRA uses for determining when an underwriter has a conflict of interest;
●	the ownership percentage that Nomura potentially may hold as a result of the forward purchase agreement;
●	whether Nomura may exercise its purchase rights and receive some or all of the 12.5 million Class A shares at a discount to the then-prevailing market price; and
●	the marketing advisory fee which, as disclosed on page 143, represents 3% of IPO gross proceeds.

We have deleted the disclosure relating to the Nomura forward purchase agreement from the cover page of the Registration Statement.

3.	With reference to your disclosures on pages 12 and 63, please revise the disclosure in the fifth paragraph to highlight briefly the anti-dilution protection afforded to the Class B holders and the plans to ensure that initial stockholders maintain 20% of the issued and outstanding securities.

We have revised the cover page of the Registration Statement in response to the Staff’s comment.

Business Opportunity Overview, page 2

4.	We refer to the second paragraph under the heading. Please revise to provide support for the claims contained in each sentence of the paragraph. Alternatively, please delete the statements here, and in the Business section, as applicable.

We have revised the disclosure in the Registration Statement (pages 2 and 75) to clarify that these claims solely represent the beliefs of the Company and its sponsor.

Competitive Strengths, page 2

5.	We note your statements that your CEO and your sponsor participated in prior SPACs. Please disclose in an appropriate section of your prospectus the benefits received by your control persons from all prior association with entities created to engage in a business combination.

We have revised the Registration Statement (pages 5 and 78) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 22, 2018

6.	Please revise your Summary disclosure to provide equal prominence to negative operating results or stock price performance, if any, experienced at either of the companies acquired by the Hennessy I or II SPACs. For example, we note that Daseke's share price has decreased since the February 2017 acquisition and that the current share price may be below the price paid by IPO investors.

To avoid unbalanced disclosure, we have pared back the disclosure in the Registration Statement (pages 4, 5 and 78) regarding the Hennessy I and Hennessy II (and Hennessy III) SPACs to a basic description of the targets and their respective transactions.

Nomura Equity Backstop Facility, page 3

7.	Please tell us your basis for referring to the Nomura agreement as a "backstop facility" in your prospectus disclosure given your disclosure on page 51 that Nomura is under no obligation to commit funding. Substantially revise the second and third sentences to reflect the conditional nature of any potential Nomura investment and the fifth sentence to clarify how the agreement gives you a competitive advantage. Revise the fourth sentence to clarify, if true, that Hennessy III and Nomura entered the agreement post-IPO. Also, tell us whether Hennessy III disclosed the identity of the business acquisition candidate to Nomura prior to execution of the backstop facility.

We have revised the Registration Statement (pages 4 and 77) to: (i) delete references to a “backstop facility,” (ii) clarify the conditional nature of the Nomura investment, (iii) clarify how the forward purchase agreement provides a competitive advantage to the Company and (iv) clarify the timing of the agreement between (X) the Company and Nomura, and (Y) Hennessy III and Nomura.

Corporate Information, page 6

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 22, 2018

Founder shares, page 10

9.	Please show us the calculations supporting your disclosure regarding the number of public shares needed to vote in favor of a transaction, given your disclosure that approval requires only a majority of outstanding shares voted.

Upon the closing of the offering, the Company is expected to have 31,250,000 shares of common stock outstanding. Accordingly, majority approval for a transaction would require approval by holders of 15,625,001 shares of common stock, which is one share in excess of 50% of the Company’s outstanding shares. Given that the Company’s insiders will own 6,250,000 shares of class B common stock upon the closing of the offering, they will only require an additional 9,375,001, or approximately 37.5%, of the 25,000,000 public shares sold in this offering, to obtain majority approval (i.e., 15,625,001 shares) for a transaction.

Manner of conducting redemptions, page 18

10.	Please revise the disclosure on page 19 and elsewhere as applicable to clarify whether the 12.5 million Class A shares underlying the Nomura forward purchase agreement could be exercised and voted in favor of the initial business combination. If so, revise here and elsewhere to disclose whether the Sponsor and Nomura could control a majority of the shares eligible to vote on the combination.

We have revised the Registration Statement (pages 20, 28, 90 and 124) to clarify that the forward purchase shares to be acquired by Nomura will not be entitled to vote on the initial business combination.

If we seek stockholder approval..., page 30

11.	Please revise to clarify whether Nomura may elect to purchase shares or warrants from public shareholders.

We have revised the Registration Statement (pages 20 and 28) in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 118

12.	You state that you have agreed to pay an affiliate of your sponsor a total of $15,000 per month for office space, utilities and secretarial and administrative support. Please identify the affiliate. Refer to Item 404(a)(1) of Regulation S-K.

We have revised the Registration Statement (page 119) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 22, 2018

Founder Shares, page 124

13.	We note that holders of founder shares have agreed to waive (i) their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination, (ii) their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to amend the certificate of incorporation with respect to certain matters, and (iii) their rights to liquidating distributions from the trust account with respect to any founder shares held by them if the initial business combination is not completed within 24 months from the offering’s closing. Please clarify here, and elsewhere in the prospectus as appropriate, whether permitted transferees would be subject to the same agreements.

We have revised the Registration Statement (pages 12, 62, 113 and 125) in response to the Staff’s comment.

Exclusive forum for certain lawsuits, page 131

14.	You state that your amended and restated certificate of incorporation will require “to the fullest extent permitted by law” that derivative actions brought in your name may be brought only in the Court of Chancery in the State of Delaware. Please revise to clarify whether the charter provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents clarifies its applicability. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

We have revised the Registration Statement (page 132) to clarify that the federal district court for the District of Delaware will be the sole and exclusive forum for claims arising under the federal securities laws.

Underwriting (Conflicts of Interest), page 142

15.	Please refer to Item 508(e) of Regulation S-K and revise the table on page 143 to disclose the value of the forward purchase agreement. In this regard, we note your disclosure on page 144 that any purchase shares will be considered underwriting compensation in connection with the offering. Also, revise the table to the extent the Business Combination Marketing Agreement is deemed to be underwriter's compensation.

We have revised the table in the Registration Statement (page 144) in response to the Staff’s comment. With respect to the Business Combination Marketing Agreement, we hereby advise the Staff that the 3.0% to be paid under that agreement is not deemed to be underwriting compensation pursuant to FINRA Rule 5110 because it is cash compensation for services in connection with a merger/acquisition.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 22, 2018

General

16.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

We will provide such materials to the Staff as and when they become available, although we do not currently anticipate including such material in the Registration Statement.

*     *     *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Hennessy Capital’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

HENNESY CAPITAL ACQUISITION CORP. IV

By:	/s/ Daniel J. Hennessy
Name: Daniel J. Hennessy
Title: Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Skadden, Arps, Slate, Meagher & Flom LLP